GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174

(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

February 13, 2019

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuscan Holdings Corp.
Draft Registration Statement on Form S-1
Submitted December 7, 2108 and Amended January 9, 2019
CIK No. 0001760689

Ladies and Gentlemen:

On behalf of Tuscan Holdings Corp. (“Corporation”), we respond as follows to the Staff’s comment letter, dated February 8, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to Draft Registration Statement, a copy of which has been marked with the changes from the original submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Corporation’s response to each comment immediately thereafter.

Draft Form S-1 amended January 9, 2019

Calculation of Registration Fee, page i

1.	Please revise footnote (3) to track the language of Rule 416 of the Securities Act of 1933. Alternatively, confirm your understanding that Rule 416 covers only securities issuable pursuant to transactions like those specified in Rule 416 and would not, for example, cover stock issuable as a result of a market-based conversion formula.

We have revised footnote (3) to the Calculation of Registration Fee table as requested.

Securities and Exchange Commission

February 13, 2019

Prospectus Summary, page 1

2.	We note your disclosure regarding management experience. Ensure that the experience you elect to highlight in your prospectus summary is balanced, including any experience with similarly situated companies that did not complete a business combination, resulted in losses for investors, or completed an initial business combination after changing provisions in instruments defining investor rights or protections disclosed during the IPO.

We respectfully wish to inform the Staff that the Company’s management has not been involved with any similarly situated companies that did not complete a business combination, resulted in losses for investors, or completed an initial business combination after changing provisions in instruments defining investor rights or protections disclosed during the IPO. However, Mr. Vogel is currently affiliated with Twelve Seas Investment Company, a blank check company still looking to complete an initial business combination. We have revised the disclosure on page 2 of the Registration Statement to reflect the fact that there is no assurance that such company will be able to effectuate an initial business combination.

Effecting a Business Combination, page 2

3.	Please revise each of your references to the 80% requirement to make clear, if true, that the requirement will not apply if your securities are not subject to the NASDAQ rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist from the NASDAQ.

We have revised the disclosure throughout the Registration Statement as requested.

JOBS Act, page 4

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

February 13, 2019

The Offering, page 6

5.	Please expand the appropriate section to explain what you mean by the term “equity-linked securities” mentioned on page 7.

We have revised the disclosure on page 1 in the introduction to the Prospectus Summary to explain what the term “equity-linked securities” means throughout the Registration Statement.

If third parties bring claims against us..., page 19

6.	Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, and your escrow agent provide a waiver?

We have revised the disclosure on pages 14 and 56 of the Registration Statement as requested.

If we do not file and maintain a current and effective prospectus..., page 21

7.	If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We have revised the disclosure on page 21 of the Registration Statement to add the risk factor as requested.

Management, page 62

8.	Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.

We have revised the disclosure in the Registration Statement to remove any unnecessary promotional statements regarding the Company’s management. We therefore respectfully believe the disclosure is now balanced as requested.

Principal Stockholders, page 69

9.	Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

Pursuant to Nasdaq listing Rule 5615(c)(1), a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. No individual, group or other company will control more than 50% of the voting power for the election of directors of the Company and no individual, group or other company is anticipated to own such an amount. Accordingly, the Company will not be a controlled company under applicable Nasdaq listing standards.

Securities and Exchange Commission

February 13, 2019

10.	Please confirm to us, if true, that Mr. Vogel is the only managing member of your sponsor. Alternatively, revise footnote (3) to name all managing members of your sponsor.

We have revised the disclosure on page 69 of the Registration Statement to indicate that Mr. Vogel is the only managing member of the sponsor as requested.

Underwriting Discount, page 87

11.	We note your disclosure in the first paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 87 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Stephen A. Vogel